                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K


              [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1997


                                      OR


            [_]  TRANSITON REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                  For the transition period from_____to______


                         Commision file number: 1-8247


  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      JOHNS MANVILLE EMPLOYEES 401(k) PLAN

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Johns Manville Corporation
                          717 17th Street
                          Denver, Colorado 80202

                     JOHNS MANVILLE EMPLOYEES 401(K) PLAN

                             ---------------------



                    REPORT ON AUDIT OF FINANCIAL STATEMENTS

                   as of December 31, 1997 and 1996 and for
                       the year ended December 31, 1997

                     JOHNS MANVILLE  EMPLOYEES 401(K) PLAN
            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                             ---------------------


                                                               Pages
                                                               -----


Report of Independent Accountants                                  2

Financial Statements:

  Statements of Net Assets Available for Benefits with
   Fund Information at December 31, 1997 and 1996              3 - 6

  Statement of Changes in Net Assets Available for Benefits
     with Fund Information for the year ended
     December 31, 1997                                         7 - 8

  Notes to Financial Statements                               9 - 18

Supplemental Schedules:

  Schedule of Assets Held for Investment Purposes
     (Item 27a Form 5500)                                         19

  Schedule of Reportable Transactions
     (Item 27d Form 5500)                                         20

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Compensation Committee
   of the Board of Directors of Johns Manville Corporation

We have audited the accompanying statements of net assets available for benefits with fund information of the Johns Manville Employees 401(k) Plan ("Plan") as of December 31, 1997 and 1996 and the statement of changes in net assets available for benefits with fund information for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund.
The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Coopers & Lybrand L.L.P.
----------------------------
    Coopers & Lybrand L.L.P.

Denver, Colorado
June 17, 1998

                     JOHNS MANVILLE EMPLOYEES 401(K) PLAN
     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          December 31, 1997 and 1996


                             Retirement
                             Government                                                                                International
                            Money Market  Short-Term      Asset     Disciplined     Value      Magellan        OTC      Growth and
          1997               Portfolio     Bond Fund     Manager    Equity Fund     Fund         Fund       Portfolio   Income Fund
          ----              ------------  -----------  -----------  -----------  -----------  -----------  ----------- -------------
          ASSETS
Investments (Notes 2, 3,
 4, 5 and 6):
  Common stock of Johns
   Manville Corporation, at
    market value
     (cost $1,471,988)
  Commingled funds, at
   market value:
    Retirement Government
     Money Market Portfolio
      (cost $13,467,220)     $ 13,467,220
   Asset Manager (cost
    $35,877,845)                                        $42,302,412
   Disciplined Equity Fund
    (cost $34,967,418)                                               $42,699,460
   Value Fund (cost
    $29,826,963)                                                                  $31,960,853
   Magellan Fund (cost
    $46,139,201)                                                                               $57,005,851
   OTC Portfolio (cost
    $17,027,717)                                                                                            $18,554,441
   International Growth and
     Income Fund (cost
      $10,221,157)                                                                                                       $10,871,106

   Short-Term Bond Fund (cost
    $55,495,144)                           $55,494,023

 Investment contracts, at
  contract value

 Loans to Plan members, at
  cost (approximates market)

Cash and equivalents (Note
 3)

Due from associated funds          10,043       44,033       41,328       37,979       31,404       76,295       21,215       16,522


Contributions receivable:
   Plan members                    17,360       56,157       68,005       59,865       60,909      105,565       41,411       27,388

   Company                        120,856      396,301      470,843      429,495      392,207      806,761      284,751      211,058


Accrued income receivable
 (Note 2)

    Total assets               13,615,479   55,990,514   42,882,588   43,226,799   32,445,373   57,994,472   18,901,818   11,126,074
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------

      LIABILITIES

Payable to associated funds
                              -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------

Net assets available for
 benefits                     $13,615,479  $55,990,514  $42,882,588  $43,226,799  $32,445,373  $57,994,472  $18,901,818  $11,126,074
                              ===========  ===========  ===========  ===========  ===========  ===========  ===========  ===========

  The accompanying notes are an integral part of these financial statements.

                     JOHNS MANVILLE EMPLOYEES 401(K) PLAN
     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          December 31, 1997 and 1996



                                                          JM
                                                         Stock        Loan         Mutual       Combined
      1997 (Continued)                                   Fund        Account    Benefit Life     Total
      ----                                            -----------  -----------  ------------  ------------

         ASSETS
Investments (Notes 2, 3, 4, 5 and 6):
 Common stock of Johns Manville
     Corporation at market value (cost $1,471,988)    $   658,504                               $  658,504
 Commingled funds, at market value:
   Retirement Government Money
     Market Portfolio (cost $13,467,220)                                                        13,467,220
   Asset Manager (cost $35,877,845)                                                             42,302,412
   Disciplined Equity Fund (cost $34,967,418)                                                   42,699,460
   Value Fund (cost $29,826,963)                                                                31,960,853
   Magellan Fund (cost $46,139,201)                                                             57,005,851
   OTC Portfolio (cost $17,027,717)                                                             18,554,441
   International Growth and
     Income Fund (cost $10,221,157)                                                             10,871,106
   Short-Term Bond Fund (cost $55,495,144)                                                      55,494,023

 Investment contracts, at contract value                                         $14,581,613    14,581,613

 Loans to Plan members, at cost
   (approximates market)                                           $ 8,756,552                   8,756,552

Cash and equivalents (Note 3)

Due from associated funds                                     957                                  279,776

Contributions receivable:
   Plan members                                             1,525                                  438,185
   Company                                                 13,036                                3,125,308

Accrued income receivable (Note 2)                                      64,721                      64,721
                                                      -----------  -----------  ------------  ------------

    Total assets                                          674,022    8,821,273    14,581,613   300,260,025

      LIABILITIES

Payable to associated funds                                            279,776                     279,776
                                                      -----------  -----------  ------------  ------------

Net assets available for benefits                     $   674,022  $ 8,541,497   $14,581,613  $299,980,249
                                                      ===========  ===========  ============  ============

  The accompanying notes are an integral part of these financial statements.

                     JOHNS MANVILLE EMPLOYEES 401(K) PLAN
     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          December 31, 1997 and 1996

                            Retirement
                            Government                                                                                 International
                           Money Market   Income         Asset      Disciplined     Value      Magellan        OTC      Growth and
        1996                Portfolio      Fund         Manager     Equity Fund     Fund         Fund       Portfolio   Income Fund
        ----               -----------  -----------  -------------  -----------  -----------  -----------  ----------- ------------
          ASSETS
Investments (Notes 2, 3,
 4, 5 and 6):
 Common stock of Johns
  Manville
     Corporation at market
      value (cost $976,165)
 Commingled funds, at
  market value:
   Retirement Government
    Money Market Portfolio
     (cost $9,429,706)     $ 9,429,706
   Asset Manager (cost
    $31,447,918)                                       $34,650,950
   Disciplined Equity Fund
    (cost $26,510,270)                                              $30,253,151
   Value Fund (cost
    $22,142,535)                                                                 $24,003,971
   Magellan Fund (cost
    $40,558,383)                                                                              $44,842,426
   OTC Portfolio (cost
    $14,078,032)                                                                                             $16,003,360
   International Growth and
     Income Fund (cost
      $8,434,009)                                                                                                         $9,236,749

   Short-Term Bond Fund (cost
    $16,595,052)                        $19,085,157

 Investment contracts,
  at contract value                      39,324,462

 Loans to Plan members, at
  cost (approximates market)


Cash and equivalents
 (Note 3)                                 2,754,161

Due from associated funds        7,730       42,709         42,635       31,491       28,797       65,406       20,771      15,996

Contributions receivable:
   Plan members                 13,693       58,916         61,990       50,731       50,405       96,878       39,037      25,231

   Company                     132,046      523,495        594,154      477,790      444,866      978,179      343,266     251,483


Accrued income receivable
 (Note 2)

    Total assets             9,583,175   61,788,900     35,349,729   30,813,163   24,528,039   45,982,889   16,406,434   9,529,459
                            ----------  -----------  -------------  -----------  -----------  -----------  -----------  ----------

      LIABILITIES

Payable to associated funds
                            ----------  -----------  -------------  -----------  -----------  -----------  -----------  ----------

Net assets available for
 benefits                   $9,583,175  $61,788,900    $35,349,729  $30,813,163  $24,528,039  $45,982,889  $16,406,434  $9,529,459
                            ==========  ===========  =============  ===========  ===========  ===========  ===========  ==========

   The accompanying notes are an integral part of these financial statements.

                     JOHNS MANVILLE EMPLOYEES 401(K) PLAN
     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          December 31, 1997 and 1996


                                                    Schuller
                                                     Common
                                                      Stock        Loan         Mutual       Combined
        1996 (Continued)                              Pool        Account    Benefit Life     Total
        ----                                       -----------  -----------  ------------  ------------

         ASSETS
Investments (Notes 2, 3, 4, 5 and 6):
 Common stock of Johns Manville
    Corporation at market value (cost $976,165)    $   128,910                             $    128,910
 Commingled funds, at market value:
   Retirement Government Money
     Market Portfolio (cost $9,429,706)                                                       9,429,706
   Asset Manager (cost $31,447,918)                                                          34,650,950
   Disciplined Equity Fund (cost $26,510,270)                                                30,253,151
   Value Fund (cost $22,142,535)                                                             24,003,971
   Magellan Fund (cost $40,558,383)                                                          44,842,426
   OTC Portfolio (cost $14,078,032)                                                          16,003,360
   International Growth and
     Income Fund (cost $8,434,009)                                                            9,236,749
   Short-Term Bond Fund (cost $16,595,052)                                                   19,085,157

 Investment contracts, at contract value                                      $14,651,511    53,975,973

 Loans to Plan members, at cost
   (approximates market)                                        $ 7,865,239                   7,865,239

Cash and equivalents (Note 3)                                                                 2,754,161

Due from associated funds                                                                       255,535

Contributions receivable:
   Plan members                                                                                 396,881
   Company                                                                                    3,745,279

Accrued income receivable (Note 2)                                   55,919                      55,919
                                                   -----------  -----------  ------------  ------------

    Total assets                                       128,910    7,921,158    14,651,511   256,683,367

      LIABILITIES

Payable to associated funds                                         255,535                     255,535
                                                   -----------  -----------  ------------  ------------

Net assets available for benefits                  $   128,910  $ 7,665,623   $14,651,511  $256,427,832
                                                   ===========  ===========  ============  ============

  The accompanying notes are an integral part of these financial statements.

                     JOHNS MANVILLE EMPLOYEES 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                     for the Year Ended December 31, 1997

                 Retirement
                 Government                                                                                           International
                 Money Market   Short-Term     Asset       Disciplined      Value        Magellan         OTC          Growth and
  1997           Portfolio      Bond Fund      Manager     Equity Fund      Fund          Fund         Portfolio      Income Fund
  ----           ------------   ------------  -----------  -----------   -----------   ------------    -----------   -------------
Investment Income:
 Interest income

 Dividend income  $   585,879   $  1,151,621   $3,710,144  $ 5,088,457   $ 4,277,544   $  3,649,286    $ 1,304,639     $   657,260

 Net appreciation
  (depreciation)
   in fair value
    of investments
     (Note 2)                         (1,754)   4,235,836    5,406,997     1,040,274      8,219,117        111,744          65,744
                 ------------   ------------  -----------  -----------   -----------   ------------    -----------   -------------
Total investment
 income               585,879      1,149,867    7,945,980   10,495,454     5,317,818     11,868,403      1,416,383         723,004
                 ------------   ------------  -----------  -----------   -----------   ------------    -----------   -------------
Contributions
 (Note 7):
  By Plan members     456,627        480,530    1,771,938    1,653,743     1,668,278      2,936,270      1,170,392         815,418
  By the Company      123,303        539,425    1,024,319      905,092       857,487      1,745,568        630,512         473,227
                 ------------   ------------  -----------  -----------   -----------   ------------    -----------   -------------
                      579,930      1,019,955    2,796,257    2,558,835     2,525,765      4,681,838      1,800,904       1,288,645
                 ------------   ------------  -----------  -----------   -----------   ------------    -----------   -------------
Transfers into
 fund from
  associated funds 16,696,454     59,542,627    4,638,618    9,253,821     8,359,152      7,097,030      7,615,952       2,180,742
                 ------------   ------------  -----------  -----------   -----------   ------------    -----------   -------------
Transfers out of
 fund to
 associated funds (12,744,766)    (4,551,899)  (5,928,944)  (7,857,477)   (6,543,214)    (8,763,382)    (7,373,601)     (2,018,197)
                 ------------   ------------  -----------  -----------   -----------   ------------    -----------   -------------
Withdrawals,
 forfeitures and
  loans (Note 8)   (1,078,820)    (1,169,686)  (1,907,124)  (2,031,971)   (1,740,045)    (2,869,662)      (964,069)       (577,460)
                 ------------   ------------  -----------  -----------   -----------   ------------    -----------   -------------
Administrative
 expenses              (6,373)          (350)     (11,928)      (5,026)       (2,142)        (2,644)          (185)           (119)
                 ------------   ------------  -----------  -----------   -----------   ------------    -----------   -------------
Net increase
 (decrease)         4,032,304     55,990,514    7,532,859   12,413,636     7,917,334     12,011,583      2,495,384       1,596,615

Net assets
 available for
  benefits:

   Beginning of
    year            9,583,175                  35,349,729   30,813,163    24,528,039     45,982,889     16,406,434       9,529,459
                 ------------   ------------  -----------  -----------   -----------   ------------    -----------   -------------
   End of year   $ 13,615,479    $55,990,514  $42,882,588  $43,226,799   $32,445,373    $57,994,472    $18,901,818     $11,126,074
                 ============   ============  ===========  ===========   ===========   ============    ===========   =============

  The accompanying notes are an integral part of these financial statements.

                     JOHNS MANVILLE EMPLOYEES 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                     for the Year Ended December 31, 1997

                                             JM
                              Income        Stock         Loan           Mutual         Combined
    1997 (Continued)           Fund         Fund         Account      Benefit Life       Total
    ----                     ----------   ----------   -----------    -------------   ------------
Investment Income:
   Interest income           $  331,784                 $  702,813    $   1,136,945   $  2,171,542

   Dividend income                                                                      20,424,830

   Net appreciation
    (depreciation) in fair
     value of investments
      (Note 2)                2,441,951   $ (97,432)                                    21,422,477
                             ----------   ---------    -----------    -------------   ------------
Total investment income       2,773,735     (97,432)       702,813        1,136,945     44,018,849
                             ----------   ---------    -----------    -------------   ------------
Contributions (Note 7):
   By Plan members            1,010,968      18,177                                     11,982,341
   By the Company               329,333      17,564                                      6,645,830
                             ----------   ---------    -----------    -------------   ------------
                              1,340,301      35,741                                     18,628,171
                             ----------   ---------    -----------    -------------   ------------
Transfers into fund from
   associated funds          10,355,571     669,358      4,319,594                     130,728,919
                             ----------   ---------    -----------    -------------   ------------
Transfers out of fund to
   associated funds         (70,501,060)    (40,431)    (3,856,797)        (549,151)  (130,728,919)
                             ----------   ---------    -----------    -------------   ------------
Withdrawals, forfeitures
 and loans (Note 8)          (5,747,605)    (22,124)      (289,736)        (657,692)   (19,055,994)
                             ----------   ---------    -----------    -------------   ------------
Administrative expenses          (9,842)                                                   (38,609)
                             ----------   ---------    -----------    -------------   ------------
Net increase (decrease)     (61,788,900)    545,112        875,874          (69,898)    43,552,417

Net assets available
 for benefits:

   Beginning of year         61,788,900     128,910      7,665,623       14,651,511    256,427,832
                             ----------   ---------    -----------    -------------   ------------
   End of year               $        0   $ 674,022    $ 8,541,497      $14,581,613   $299,980,249
                             ==========   =========    ===========    =============   ============

  The accompanying notes are an integral part of these financial statements.

                     JOHNS MANVILLE EMPLOYEES 401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                             _____________________



1. Plan Description:
   ----------------

   The Johns Manville Employees 401(k) Plan (the "Plan"), formerly the Schuller International Employees 401(k) Plan, is sponsored by Johns Manville Corporation and offered through its wholly owned subsidiary, Johns Manville International Inc. (the "Company"). The Plan provides eligible employees a convenient means for regular and systematic savings with several investment options. Plan participants have the option of directing the investment of their contributions and related Company contributions into any one or a combination of separate funds. Fidelity Institutional Retirement Services Company ("Fidelity"), the trustee of the Plan's assets, administers, manages and reports the Plan's investment transactions. The Plan offers the following Fidelity funds as investment options: Retirement Government Money Market Portfolio, Short-Term Bond Fund, Asset Manager, Disciplined Equity Fund, Value Fund, Magellan Fund, OTC Portfolio, International Growth and Income Fund, and the JM Stock Fund. Summarized information regarding eligibility, vesting, contributions and benefits is provided in the Summary Plan Document.

   Effective July 15, 1997 the JM Stock Fund, which holds common stock of Johns Manville Corporation, became a new investment option. Participants may invest up to 25% of the total value of their account in this fund. Prior to July 1997, some participants had investments in the Schuller Common Stock Pool, which also held common stock of Johns Manville Corporation but had been unavailable as an investment option since 1982, although the Plan allowed additional shares to be purchased with dividends paid on the common stock. In 1997, investments in the Schuller Common Stock Pool were transferred into the JM Stock Fund.

   The loan account holds loans made to eligible participants out of their vested account balances in the aforementioned funds. Principal and interest payments are reinvested in the participants investment funds in accordance with the participant's investment election in effect at the time the payments are made.

   At December 31, 1997, there were a total of 5,622 participants in the Plan. They participated in one or more of the funds as follows: 791 in the Retirement Government Money Market Portfolio, 2,611 in the Short-Term Bond Fund, 2,021 in the Asset Manager, 2,194 in the Disciplined Equity Fund, 1,826 in the Value Fund, 2,787 in the Magellan Fund, 1,385 in the OTC Portfolio, 1,287 in the International Growth and Income Fund, 297 in the JM Stock Fund, and 985 in the Mutual Benefit Life contract (see Notes 3 and 5). Additionally, 1,567 participants had loans outstanding through the loan account at December 31, 1997.

                     JOHNS MANVILLE EMPLOYEES 401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                            _____________________

2. Summary of  Significant Accounting Policies:
   -------------------------------------------

   Investments in the funds are stated at current values based upon the following:

   Retirement Government  original cost plus accrued dividends.
     Money Market Fund

   Short-Term Bond Fund   quotations obtained directly from mutual fund company.

   Asset Manager Fund     quotations obtained directly from mutual fund company.

   Disciplined Equity     quotations obtained directly from mutual fund company.
     Fund

   Value Fund             quotations obtained directly from mutual fund company.

   Magellan Fund          quotations obtained directly from mutual fund company.

   OTC Portfolio          quotations obtained directly from mutual fund company.

   International Growth   quotations obtained directly from mutual fund company.
     and Income Fund

   Income Fund            contract value (original cost plus accrued interest
                          and contributions less withdrawals) and quotations obtained directly from mutual fund company.

   Schuller Common        unit value (stock quotations obtained from New York
     Stock Pool           Stock Exchange adjusted by a factor for cash reserve).

   JM Stock Fund          stock quotations obtained from New York Stock
                          Exchange.

   Mutual Benefit Life    contract value (original cost plus accrued interest
                          and contributions less withdrawals).

   Transactions in the various funds are accounted for using the trade date. Realized gains or losses from such transactions are determined on the basis of average cost. Accrued income receivable on investments consists of dividends receivable based on the ex-dividend date and interest income receivable at December 31, 1997 and 1996.

                     JOHNS MANVILLE EMPLOYEES 401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                              -------------------

2. Summary of  Significant Accounting Policies, continued:
   -------------------------------------------

   Beginning in 1996, investments in the Income Fund were transferred into the Short-Term Bond Fund as contracts in the Income Fund matured or were liquidated. All funds were transferred or liquidated by December 31, 1997. Previously, the Plan entered into investment contracts with various insurance and investment companies within the Income Fund. The contracts were credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by these companies. The contracts were included in the financial statements at contract value, as reported by the insurance and investment companies. Contract value represented contributions under the contracts, plus earnings, less Plan withdrawals and administrative expenses. The average yields presented on the contracts approximated the contract rate. No valuation reserves were required to adjust contract amounts, as the contract value of the reported investment contracts approximated fair value. Investment contracts held in the Income Fund contained provisions that could reduce the earnings on the investment below the guaranteed rate if there was an early discontinuance of the contract.

   The Plan is exposed to credit risk in the event of nonperformance by the counterparties to financial instruments but has no off-balance-sheet credit risk of accounting loss. The Plan anticipates, however, that counterparties will be able to fully satisfy their obligations to the Plan. The Plan does not require collateral or other security to support investments with credit risk.

   The Plan presents in the statement of changes in net assets available for benefits with fund information the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments, including derivative financial instruments (see Note 6).

   The preparation of the Plan's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements, including disclosures of contingent liabilities.

                     JOHNS MANVILLE EMPLOYEES 401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                              ------------------


3.  Investments:
    ------------
    The number of shares and carrying value per share at December 31, were as follows:

                                                 1997          1996
                                              ----------    ----------
     Retirement Government Money Market
     ----------------------------------
       Shares                                 13,467,220     9,429,706
       Market value per share                      $1.00         $1.00

     Short-Term Bond Fund
     --------------------
       Shares                                  6,378,623*    2,188,665*
       Market value per share                      $8.70         $8.72

     Asset Manager
     -------------
       Shares                                  2,305,309*    2,103,883*
       Market value per share                     $18.35        $16.47

     Disciplined Equity Fund
     -----------------------
       Shares                                  1,651,178*    1,372,647*
       Market value per share                     $25.86        $22.04

     Value Fund
     ----------
       Shares                                    591,430*      465,735*
       Market value per share                     $54.04        $51.54

     Magellan Fund
     -------------
       Shares                                    598,361*      556,013*
       Market value per share                     $95.27        $80.65

     OTC Portfolio
     -------------
       Shares                                    554,692*      489,250*
       Market value per share                     $33.45        $32.71

     International Growth and Income Fund
     ------------------------------------
       Shares                                    551,833       472,468
       Market value per share                     $19.70        $19.55

     Income Fund
     -----------
       Security Life of Denver Contract
         Shares                                             18,971,620*
         Contract value per share                                $1.00
         Average yield                                            3.00%

                     JOHNS MANVILLE EMPLOYEES 401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                              -------------------


3.  Investments, continued:                        1997            1996
    -----------                                ------------    ------------

       Morgan Guaranty ABS
         Shares                                                   7,890,809
         Contract value per share                                     $1.00
         Average yield                                                 7.09%

       Confederation Life Insurance Contract
         Shares                                                   3,626,142
         Contract value per share                                     $1.00
         Average yield (Note 4)                                        0.00%

       Peoples Security Life ABS
         Shares                                                   2,991,598
         Contract value per share                                     $1.00
         Average yield                                                 7.73%

       Sun Life Insurance of America Contract
         Units                                                    2,923,252
         Contract value per share                                     $1.00
         Average yield                                                 8.02%

       Protective Life Insurance Contract
         Units                                                    2,921,041
         Contract value per share                                     $1.00
         Average yield                                                 7.98%

     JM Stock Fund
     -------------
       Shares                                        64,896
       Market value per share                        $10.15

     Schuller Common Stock Pool
     --------------------------
       Shares                                                         5,801
       Market value per share                                        $22.22

     Loan Account
     ------------
       Remaining principal balance, at cost      $8,756,552      $7,865,239
         (approximates market)

                     JOHNS MANVILLE EMPLOYEES 410(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                             --------------------

3. Investments, continued:
   -----------

     Mutual Benefit Life Insurance Contract
     --------------------------------------
        Shares                                  14,581,613    14,651,511*
        Contract value per share                     $1.00         $1.00
        Average yield (Note 5)                        8.05%         6.25%

   * Represents at least 5% of net assets available for benefits at December 31 of the corresponding year.

   The cash and cash equivalents portion of the Income Fund was invested primarily in short-term U.S. Government Securities until it was transferred to the Fidelity Short-Term Bond Fund, on March 1, 1996. Investments in existing contracts at December 31, 1996 remained until maturity, at which time the cash was invested in this bond fund. Currently, the Plan does not intend to offer such contracts as an investment option in the future.

4. Confederation Life Insurance Company:
   ------------------------------------

   At December 31, 1996, the Income Fund held a $3.6 million investment contract with Confederation Life, representing 5.9% of the net assets of the Income Fund. Since 1994, assets of this contract were segregated by the Plan as Canadian and U.S. regulators assumed control of Confederation Life and a court subsequently placed them into rehabilitation. During the rehabilitation period, certain hardship withdrawals were permitted and participants had access to the remainder of the Income Fund. During April and May 1997, Plan participants received a total of $3.9 million from Confederation Life, effectively terminating the contract.

5. Mutual Benefit Life Insurance Company:
   -------------------------------------

   During 1991, Mutual Benefit Life was placed under rehabilitory conservatorship with the state of New Jersey by court order, and during 1993, a plan of rehabilitation (the "Rehabilitation") was approved. Mutual Benefit Life became insolvent during 1994 and its assets and liabilities were assumed by a successor company, MBL Life Assurance Corporation ("MBLLAC"). Pursuant to the Rehabilitation, participants had the option of opting out of the existing contract or accepting participation in a new, restructured contract to be issued by MBLLAC. Participants electing to opt out of the contract received a total of $864,000, representing 55% of their account balances with interest credited at 3.5% annually through payout. Participants who elected to accept participation in the restructured contract were credited with balances totaling approximately $15.2 million, with interest credited at the contract rate (11.05%) through December 31, 1991, at 4.0% for 1992, at 3.5% for 1993, at 3.5% for 1994, at 3.55% for 1995, at 5.25% through September 30,
   1996, at 9.25% through December 31, 1996, at 6.35% through June 30, 1997, and at 9.75% through the remainder

                     JOHNS MANVILLE EMPLOYEES 410(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                             --------------------

5. Mutual Benefit Life Insurance Company, continued:
   -------------------------------------

   of 1998. Interest to be paid thereafter has not been determined. The contract value of Mutual Benefit reflects interest credited at these rates. Payment of principal and interest has been guaranteed by a consortium of major insurance companies.

   During the rehabilitation period, which will extend through December 1999, withdrawals will be available. The cashout penalty percentage is determined on a quarterly basis and was 4% at December 31, 1997. Effective January 1, 1998 the penalty percentage is 0%. In February 1997, the Superior Court of New Jersey gave final approval to a Settlement Agreement that eliminated pending appeals and further litigation regarding the Rehabilitation Plan. As part of the agreement, the installment payout provision at the end of Rehabilitation was eliminated. Contract account values are now scheduled to be paid in full at the end of the Rehabilitation Period, December 1999.

6. Derivative Financial Instruments:
   --------------------------------

   The Plan has only limited involvement with derivative financial instruments and does not use them for trading purposes. The fair value of derivatives utilized by the funds is determined as the amounts the Plan would receive or pay to terminate the contracts at the reporting date, taking into account the current unrealized gains or losses on open contracts. Market or dealer quotes are available for many derivatives; otherwise, pricing or valuation models are applied to current market information to estimate fair value.

   Investments in the Asset Manager Fund, the Magellan Fund and the International Growth and Income Fund occasionally include derivative financial instruments such as futures, forward, swap or option contracts. The primary objectives of investing in domestic equity futures are to remain fully invested and maintain liquidity ("long positions"), and to hedge against equity price declines ("short positions"). Futures contracts are settled on a daily basis using funds set aside in separate accounts. Foreign exchange forward contracts are entered into to manage foreign currency exchange exposures and to hedge the funds' investments against currency fluctuations. At December 31, 1997 and 1996 these derivative investments comprised an immaterial portion of the total net assets available for benefits.

7. Contributions, Eligibility and Vesting:
   --------------------------------------

   Pre-tax Contributions - Eligible employees may contribute to the Plan through
   ---------------------
   a reduction in salary on a pre-tax basis (a "401(k)" Plan ) from 1% to 9% of salary (defined as regular fixed compensation plus commissions, bonuses, overtime pay and profit sharing distributions) or, for highly compensated employees, from 1% to 8% of salary on a pre-tax basis.

                     JOHNS MANVILLE EMPLOYEES 401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                             --------------------


7. Contributions, Eligibility and Vesting, continued:
   --------------------------------------

   After-tax Contributions - Employees may elect to contribute 1% to 7% of
   -----------------------
   salary on an after-tax basis regardless of the percentage of pre-tax contributions.

   Company Contributions - The Company contribution prior to July 15, 1997 was
   ---------------------
   based on a 50% fixed match plus up to 50% variable match based on the operating performance of the Company, on the first six percent of pre-tax employee contributions. Effective July 15, 1997, the amount of the variable match was amended to be based on the Company's sole discretion. Company contributions of $2,976,905 related to the variable match were accrued for at December 31, 1997. After-tax contributions and rollover contributions are not matched by the Company. The Company's annual contribution made on behalf of any one employee is subject to certain maximums as specified in the Plan and regulated by the Internal Revenue Service.

   Eligibility - Full-time permanent salaried employees and non-union hourly
   -----------
   employees at participating locations are eligible to become Plan participants on the first day of employment or re-employment. If the employee is part-time or temporary, such employee becomes eligible to participate after completing at least one year and 1,000 hours of service.

   Vesting - Employee contributions and earnings thereon vest to the participant
   -------
   immediately. Company contributions and the earnings thereon vest to the participant with the earlier of five years of service or three years participation in the Plan.

8. Withdrawals and Forfeitures and Loans:
   -------------------------------------

   Rollover contributions which have been in the Plan at least 24 months and all vested amounts (except those relating to participant pre-tax contributions and earnings thereon) may be withdrawn by the participant at any time. Employee pre-tax contributions and earnings thereon may not be withdrawn until the participant attains age 59-1/2, or leaves the Company, or furnishes satisfactory proof of financial hardship.

   If a participant's employment is terminated for reasons other than death, disability or retirement, the participant forfeits any unvested Company contributions and applicable earnings. Participants with vested balances of at least $3,500, can elect to defer the distribution of funds to December 31 of the year they attain age 65.

   Forfeitures serve to reduce future contributions of the Company. During 1997, forfeitures totaled $120,644. A participant who is terminated and subsequently rehired by the Company within five years has the option of repaying to the Plan, within two years of the re-employment date, cash in one lump sum equal to the full amount received from the Plan at

                     JOHNS MANVILLE EMPLOYEES 401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                             --------------------


8. Withdrawals and Forfeitures and Loans, continued:
   -------------------------------------

   termination. If such repayment is made, the Company will restore to the participant's account the amounts previously forfeited.

   A participant who retires or becomes disabled, and has a balance of at least $3,500, can elect to defer the distribution of funds credited to the participant in the Plan until April of the year following the year in which the participant attains age 70-1/2 or, in the event of death, the beneficiary can elect to defer distribution for a period of 60 months from date of death.

   Withdrawal of Company contributions is subject to suspension of Company contributions for the greater of three months or the time period during which the employee does not make contributions. Hardship withdrawals are subject to one year suspension of employee contributions. Suspension does not occur if the withdrawal is limited to after-tax contributions and the related earnings thereon.

   The Plan's loan provisions allow participants to borrow up to 50% of the value of their vested account balances; however, in no event within the previous 12 month period can the participant's aggregate loan balance exceed $50,000. All loans are collateralized by the participant's account balances and bear interest at one percent over the prime rate on the last day of the prior month.

9. Tax Status:
   ----------

   The Plan is designed to constitute a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore considered to be exempt from federal income tax under provisions of Section 501(a). An application was filed with the Internal Revenue Service for a determination as to whether the Plan meets the qualification requirements of Section 401(a) of the Internal Revenue Code of 1986. On April 7, 1998, the Company received a favorable tax qualification determination letter, retroactive to December 31, 1996, from the Internal Revenue Service. The Company believes that the Plan remains in accordance with the applicable requirements under the Internal Revenue Code of 1986. Participants in the Plan will not be taxed on pre-tax contributions, rollover contributions, earnings on contributions from the Company's retirement plans, Company contributions to the Plan on their behalf or on earnings credited to their accounts until such contributions and earnings are distributed or otherwise made available to them.

10.Termination of the Plan:
   -----------------------

   It is the intent of the Company to continue the Plan; however, in the event that the Plan is terminated by the Company, accounts would automatically be fully vested. The assets of the Plan would be distributed to the participants based on their account balances. In addition, any

                     JOHNS MANVILLE EMPLOYEES 401(K) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                             --------------------

10. Termination of the Plan, continued:
    -----------------------

    previously forfeited amounts which had not been applied to reduce Company contributions would be credited ratably to the accounts of the participants remaining in the Plan at the time of such termination.

11. Administrative Expenses Paid by Company:
    ---------------------------------------

    The Company paid approximately $134,000 in 1997 of administrative expenses to the Plan's trustee and outside consultants on behalf of the Plan, which are not included in the financial statements.

                     JOHNS MANVILLE EMPLOYEES 401(K) PLAN
          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               December 31, 1997

                               Description of Investment Including
Identity of Issue, Borrower,   Maturity Date, Rate of Interest, Collateral
Lessor, or Similar Party       Par or Maturity Value, if applicable           Share Balance        Cost         Current Value
----------------------------   --------------------------------------------   -------------    -------------    -------------
Retirement Government
 Money Market                  Money market fund                              13,467,220       $ 13,467,220     $ 13,467,220

Short-Term Bond Fund           Income mutual fund                              6,378,623         55,495,144       55,494,023

Asset Manager                  Mutual fund of domestic and foreign stocks,
                               bonds, and short-term instruments               2,305,309         35,877,845       42,302,412

Disciplined Equity Fund        Domestic common stocks mutual fund              1,651,178         34,967,418       42,699,460

Value Fund                     Common stock mutual fund of companies
                               considered undervalued or having growth
                               potential                                         591,430         29,826,963       31,960,853

Magellan Fund                  Common stock and convertible securities
                               mutual fund                                       598,361         46,139,201       57,005,851

OTC Portfolio                  Mutual fund of securities of companies
                               mainly traded in the over-the-counter
                               market                                            554,692         17,027,717       18,554,441

International Growth           Foreign equity and debt securities
 and Income Fund               mutual fund                                       551,833         10,221,157       10,871,106

JM Stock Fund*                 Common stock                                       64,896          1,471,988          658,504

Loans to Plan members          Participant loans (1)                                                               8,756,552

Mutual Benefit Life            Insurance contract                             14,581,613         14,581,613       14,581,613
                                                                                               ------------     ------------

                                                                                               $259,076,266     $296,352,035
                                                                                               ============     ============

(1) Loans to Plan members bear interest ranging from 7% to 12% and mature on January, 1998 through August, 2027.

* Party in interest

                     JOHNS MANVILLE EMPLOYEES 401(K) PLAN
                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                     for the year ended December 31, 1997

                                                                                                          Current
                                                                                                          Value at
Identity                                               Number of                Number                    Transaction  Net Gain
of Fund        Description of Asset   Total Purchases  Purchases  Total Sales   of Sales   Cost of Asset  Date          (Loss)
------------   ---------------------  ---------------  ---------  -----------   --------   -------------  -----------  ----------
Retirement
Government
Money Market   Money market fund      $17,996,835         226     $13,959,321      213     $13,959,321    $13,959,321


Short-Term
Bond Fund      Income mutual fund     $61,217,712          82     $ 5,721,935       81     $ 5,722,567    $ 5,721,935  $     (632)

Income Fund    Income mutual fund
               commingled with a
               blend of guaranteed
               investment contracts
               (GICS) and investment
               contracts with
               insurance and
               investment companies   $12,652,776         171     $76,258,507      175     $71,326,451    $76,258,507  $4,932,056

Asset Manager  Mutual fund of
               domestic and foreign
               stocks, bonds, and
               short-term
               instruments            $11,263,621         248     $ 7,847,996      238     $ 6,833,695    $ 7,847,996  $1,014,301

Disciplined
Equity Fund    Domestic common
               stocks mutual fund     $16,933,786         250     $ 9,894,474      240     $ 8,476,638    $ 9,894,474  $1,417,836

Value Fund     Common stock mutual
               fund of companies
               considered
               undervalued or having
               growth potential       $15,202,008         248     $ 8,285,401      231     $ 7,517,580    $ 8,285,401  $  767,821

Magellan Fund  Common stock and
               convertible
               securities mutual
               fund                   $15,579,995         252     $11,635,688      249     $ 9,999,178    $11,635,688  $1,636,510

OTC Portfolio  Mutual fund of
               securities of
               companies
               mainly traded in
               the over-the-counter
               market                 $10,777,192         248     $ 8,337,854      233     $ 7,827,507    $ 8,337,854  $  510,347

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



June 17, 1998                           JOHNS MANVILLE EMPLOYEES
                                        401(k) PLAN



                                        By:     /s/ Ann J. Henley
                                            ------------------------------------
                                                    Ann J. Henley
                                                    Director, Benefits

                                       21